SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 4)

LCNB Corp.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

50181P100

(CUSIP Number)

John C. Lame

8805 Tamiami Trail N. #128

Naples, FL 34108

Telephone: (513) 235-6982

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 11, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50181P100

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). John C. Lame and Susan K. Lame Irrevocable Trust u/a dated May 18, 2018
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 0 (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 0 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (2)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 50181P100

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). John C. Lame IRA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 50181P100

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). John C. Lame Roth Contributory IRA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 50181P100

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). Susan K. Lame Roth Contributory IRA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 50181P100

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). Susan K. Lame IRA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 50181P100

Item 1.	Security and Issuer

This Schedule 13D relates to shares of common stock, without par value, of LCNB Corp., an Ohio corporation (the “Issuer”). The Issuer’s principal executive office is located at 2 North Broadway, Lebanon, Ohio 45036.

Item 2.	Identity and Background

This Schedule 13D is jointly filed by John C. Lame and Susan K. Lame, Mr. Lame’s spouse, in their capacities as co-trustees of the John C. Lame and Susan K. Lame Irrevocable Trust u/a dated May 18, 2018 (the “Trust”); the John C. Lame IRA; the John C. Lame Roth Contributory IRA (the “John Lame Roth IRA”); the Susan K. Lame IRA; and the Susan K. Lame Roth Contributory IRA (the “Susan Lame Roth IRA”) (collectively, the “Reporting Persons”). Amendment No. 3 added the Susan K. Lame IRA as a Reporting Person. Amendment No. 3 also amended Amendment No. 2 by reporting that 55,000 shares of Issuer’s stock attributed to John Lame’s IRA were beneficially owned by Susan Lame’s IRA.

Mr. Lame is a citizen of the United States and his principal occupation is Chief Executive Officer of Untapped, LLC, a limited liability company. The principal business of Untapped, LLC is life guidance and wealth coaching.

Ms. Lame is a citizen of the United States and her principal occupation is special projects manager, Untapped, LLC. The principal business of Untapped, LLC is life guidance and wealth coaching.

The Trust is an irrevocable trust established by John C. Lame and Susan K. Lame as a testamentary trust for estate planning purposes. The John C. Lame IRA, the John Lame Roth IRA, the Susan K. Lame IRA, and the Susan Lame Roth IRA are retirement accounts established by Mr. and Mrs. Lame.

The address of each Reporting Person for purposes of this filing is: 8805 Tamiami Trail N. #128, Naples, Florida 34108.

By virtue of these relationships and pursuant to the beneficial ownership rules of the Securities and Exchange Commission, the Reporting Persons may be deemed to be members of a group.

The Reporting Persons have not, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Trust purchased shares of the Issuer’s common stock using Trust funds. Commencing August 2, 2021, some of the shares purchased by the Trust were purchased through a margin account with Charles Schwab & Co., Inc. Shares of the Issuer’s common stock held in the Trust margin account are held as collateral for repayment of the margin debt, and accordingly an indeterminate portion of the margin debt at any given point in time is attributable to the Issuer’s common stock held by the Trust. With the exception of 26,000 shares transferred for no consideration from the Susan K. Lame IRA to the Susan Lame Roth IRA on January 10, 2022, shares of the Issuer’s common stock held directly by the Trust, the John C. Lame IRA, the John Lame Roth IRA, the Susan K. Lame IRA, and the Susan Lame Roth IRA were acquired directly by these reporting persons. Shares of the Issuer are listed on the Nasdaq Capital Market under the symbol “LCNB”.

Item 4.	Purpose of the Transaction

The Reporting Persons are filing this Amendment No. 4 to report that the Reporting Persons sold their shares of Issuer’s common stock as reported to the Securities and Exchange Commission in the Current Report on the Issuer’s Form 8-K dated February 11, 2022

CUSIP No. 50181P100

Item 5.	Interest in Securities of the Issuer

The percentage used in this filing are calculated based on the number of outstanding shares of common stock, 12,414,956, reported as of December 31, 2021, in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on January 27, 2022.

The following list sets forth the aggregate number of outstanding shares of the Issuer’s common stock sold by each Reporting Person on February 11, 2022.

Name	No. of Shares (Sold)
John C. Lame and Susan K. Lame Irrevocable Trust u/a dated May 18, 2018	719,362
John C. Lame IRA	144,580
John C. Lame Roth IRA	83,170
Susan K. Lame Roth IRA	48,450
Susan K. Lame IRA	56,125

Before selling all shares on February 11, 2022, the following purchase transactions were effected by the Trust since January 19, 2022.

Trade Date	Buy/Sell	Number of Shares	Price Per Share
2/1/2022	Buy	500	$20.12
2/1/2022	Buy	1057	$20.19
2/1/2022	Buy	1694	$20.20
2/1/2022	Buy	12249	$20.25
1/28/2022	Buy	50	$19.50
1/28/2022	Buy	200	$19.67
1/28/2022	Buy	100	$19.69
1/28/2022	Buy	200	$19.85
1/26/2022	Buy	300	$19.41
1/26/2022	Buy	150	$19.42
1/26/2022	Buy	100	$19.43
1/26/2022	Buy	1612	$19.44
1/26/2022	Buy	433	$19.45
1/26/2022	Buy	422	$19.46
1/26/2022	Buy	5295	$19.50

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 50181P100

Item 7.	Material to Be Filed as Exhibits

Exhibit Number	Description

99.1	Joint Filing Agreement among John C. Lame IRA, John C. Lame Roth Contributory IRA, Susan K. Lame IRA, Susan K. Lame Roth Contributory IRA, and John C. Lame and Susan K. Lame as trustees of the John C. Lame and Susan K. Lame Irrevocable Trust u/a dated May 18, 2018.

99.2	Stock Purchase Agreement, dated February 11, 2022, incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 11, 2022

CUSIP No. 50181P100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

John C. Lame and Susan K. Lame Irrevocable Trust u/a dated May 18, 2018

By:	/s/ John C. Lame
John C. Lame, Co-Trustee

By:	/s/ Susan K. Lame
Susan K. Lame, Co-Trustee

John C. Lame IRA

By:	/s/ John C. Lame
John C. Lame

John C. Lame Roth Contributory IRA

By:	/s/ John C. Lame
John C. Lame

Susan K. Lame IRA

By:	/s/ Susan K. Lame
Susan K. Lame

Susan K. Lame Roth Contributory IRA

By:	/s/ Susan K. Lame
Susan K. Lame